UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 000-50112

Newcastle Resources Ltd.

(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (An Exploration Stage Company)

We have audited the consolidated balance sheets of Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (An Exploration Stage Company) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for each of the three years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcastle Resources Ltd. as at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 24, 2009

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 24, 2009

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Stated in Canadian Dollars)

ASSETS	2008	2007

Current
Cash	$ 30,354	$ 4,667
Other receivables	4,193	10,809
	34,547	15,476
Mineral property – Note 4	22,525	20,509

	$ 57,072	$ 35,985

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$ 55,073	$ 73,664
Advances payable – Note 5	195,648	-
Loans payable – Note 5	76,833	62,086

	327,554	135,750

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 6	8,827,569	8,827,569
Contributed surplus	236,808	237,255
Deficit	(9,334,859)	(9,164,589)

	(270,482)	(99,765)

	$ 57,072	$ 35,985

Nature and Continuance of Operations – Note 1

Subsequent Event – Note 14

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson”	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the years ended December 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

	2008	2007	2006

General and administrative expenses
Stock-based compensation – Note 6 and 7	$ (447)	$ 146,994	$ 132,655
Management fees – Note 7	22,000	72,346	69,975
Legal	46,194	33,857	68,754
Investor relations	-	23,472	59,258
Accounting and audit – Note 7	35,000	45,840	50,515
Transfer agent and filing fees	23,569	16,062	44,688
Directors fees	-	-	36,000
Rent, printing and office	8,648	26,091	17,537
Travel and entertainment	250	7,539	11,662
Interest and bank charges	701	1,599	1,781

Loss before other items	(135,915)	(373,800)	(492,825)

Other items
Gain on disposal of partnership interest – Note 3	-	-	278,860
Mineral properties written off – Note 4	-	(234,920)	(11,574)
Gain on disposition of subsidiary – Note 12	8,250	-	-
Interest on promissory note	-	-	(61,255)
Interest income	-	867	5,029
Foreign exchange	(42,605)	4,936	(8,519)

Net loss and comprehensive loss for the year	(170,270)	(602,917)	(290,284)

Basic and diluted loss per share	$ (0.14)	$ (0.50)	$ (0.25)

Weighted average number of common shares outstanding	1,258,875	1,215,333	1,163,871

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

	2008	2007	2006
Operating Activities
Net loss for the year	$ (170,270)	$ (602,917)	$ (290,284)
Add (deduct) items not affecting cash:
Mineral properties written off	-	234,920	11,574
Stock–based compensation	(447)	146,994	132,655
Gain on disposal of partnership interest	-	-	(278,860)
Gain on dissolution of subsidiaries	(8,250)	-	-
Interest on promissory note	-	-	61,255
Foreign exchange	42,605	-	-

	(136,362)	(221,003)	(363,660)
Changes in non-cash working capital items related to operations:
Other receivables	(192)	(1,088)	(8,021)
Accounts payable and accrued liabilities	(2,436)	7,979	4,557

	(138,990)	(214,112)	(367,124)
Financing Activities
Loans payable	-	(8,143)	70,229
Advances payable	167,790	-	-
Proceeds from common shares issued	-	184,955	578,700

	167,790	176,812	648,929

Investing Activities
Proceeds on disposal of partnership interest	-	-	10,000
Net Cash on disposal of subsidiary	(1,097)	-	-
Mineral property costs	(2,016)	(78,722)	(174,809)

	(3,113)	(78,722)	(164,809)

Increase (decrease) in cash during the year	25,687	(116,022)	116,996

Cash, beginning of the year	4,667	120,689	3,693

Cash, end of the year	$ 30,354	$ 4,667	$ 120,689

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIENCY

for the years ended December 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2005	1,164,237	$ 8,075,829	$ 220,820	$ (8,271,388)	$ 25,261

Shares returned to treasury	(26,667)	(174,977)	(130,152)	-	(305,129)
Shares issued for cash on private placements	33,333	578,700	-	-	578,700
Shares issued for debt settlement	3,333	30,000	-	-	30,000
Stock-based compensation	-	-	132,655	-	132,655
Net loss for the year	-	-	-	(290,284)	(290,284)

Balance, December 31, 2006	1,174,236	$8,509,552	$223,323	$(8,561,672)	$171,203

Shares issued for cash on private placements	60,472	147,790	-	-	147,790
Shares issued for cash on exercise of options	24,167	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	1,258,875	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	(447)	-	(447)
Net loss for the period	-	-	-	(170,270)	(170,270)

Balance, December 31, 2008	1,258,875	$ 8,827,569	$ 236,808	$ (9,334,859)	$ (270,482)

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Newcastle Resources Ltd. (the “Company”), was incorporated in the Province of Ontario, Canada, and its common shares are listed for trading on the OTC Bulletin Board in the United States. On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties primarily in Canada and Mexico. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At December 31, 2008, the Company had a working capital deficiency of $293,007 (2007: $120,274) and had an accumulated deficit of $9,334,859 (2007: $9,164,589) which has been financed primarily by the issuance of equity. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

Principles of Consolidation and Basis of Accounting

These consolidated financial statements are prepared in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) and Compania Minera P.A.M. de C.V., and are prepared in accordance with generally accepted accounting principles in Canada. Effective December 2, 2008, the Company disposed of all outstanding shares of its wholly owned subsidiary, Compania Minera P.A.M., S.A. de C.V. Effective April 14, 2008, the Company dissolved its wholly owned subsidiary, Pan American Gold Corporation (Nevada). All inter-company transactions and balances have been eliminated upon consolidation.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Mineral Properties

The company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition if a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that capitalized costs be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

Investment in Limited Partnership

The Company accounted for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviewed the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline had occurred, the carrying value of the limited partnership investment would have been written down to fair value.

Foreign Currency Translations and Subsidiary Translation

The accounts of the Company are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates.

The Company’s US and Mexican subsidiaries are considered integrated foreign subsidiaries which are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting translation gains or losses are recognized in income.

Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a net loss in each of the periods presented, basic and diluted net loss per share are the same since the exercise of warrants or options or the conversion of convertible securities would reduce the loss per share.

Stock-based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

Stock-based Compensation (continued)

Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 5

Note 2	Significant Accounting Policies – (cont’d)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of mineral properties, the valuation of stock-based compensation and future income tax asset valuation allowances. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations” in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 6

Note 3	Investment in Limited Partnership

The Company had an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company’s interest in the limited partnership. Interest was payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions would be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

During the year ended December 31, 2006, the Company disposed of the partnership interest and settled the promissory note for net proceeds of $10,000. A gain of $278,860 resulted from this disposition.

Note 4	Mineral Properties

2008:

	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2008	$7,240	-	$7,240
Additions	2,016	-	2,016
Written-off	-	-	-
Balance, December 31, 2008	9,256	-	9,256
Exploration Expenditures:
Balance, January 31, 2008	13,269	-	13,269
Additions	-	-	-
Written-off	-	-	-

Balance, December 31, 2008	13,269	-	13,269
Balance, December 31, 2008	$22,525	-	$22,525

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 7

Note 4	Mineral Properties – (cont’d)

2007:

	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2007	-	$22,342	$22,342
Additions	7,240	-	7,240
Written-off	-	(22,342)	(22,342)
Balance, December 31, 2007	7,240	-	7,240
Exploration Expenditures:
Balance, January 31, 2007	13,269	141,096	154,365
Additions	-	71,482	71,482
Written-off	-	(212,578)	(212,578)

Balance, December 31, 2007	13,269	-	13,269
Balance, December 31, 2007	$20,509	-	$20,509

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty.

Huicicila Property, Nayarit State, Mexico

On May 15, 2006, the Company acquired the right to earn a 100% interest in the Huicicila Property which covered 994 hectares in Nayarit State, Mexico by completing the following:

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 (unpaid) six months subsequent to the initial payment. Additionally, the Company was required to complete fieldwork commitments of US $100,000 (incurred) on direct exploration of the property in that year.

Year 2 – Payment of US $120,000 on the anniversary date of the option and a field work commitment of US $200,000 was required to be completed.

The optionor of the Huicicila Property was a director of the Company.

During the year ended December 31, 2007, the Company abandoned its option on the Huicicila Property. Mineral property costs totalling $234,920 were written off.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 8

Note 4	Mineral Properties – (cont’d)

Eskay Creek Property, British Columbia, Canada

Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company was required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property would be developed with the vendor under a joint venture agreement. The claims were subject to a 2% net smelter return royalty, payable upon the commencement of production.

During the year ended December 31, 2006, this property was returned to the vendor in exchange for 800,000 common shares of the Company being returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152. There was no gain or loss recorded in conjunction with this transaction as the value received was equal to the cost of the property at disposition.

Note 5	Advances and Loans Payable

Advances and loans payable are unsecured, non-interest bearing and have no specific terms of repayment. The advances and loans payable are denominated in US dollars (“US$”) for $195,648 (US$160,000) and $76,833 (US$62,834) respectively. Subsequent to December 31, 2008, the Company received additional advances of US$25,000.

Note 6	Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held. The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 9

Note 6	Share Capital – (cont’d)

Issued Common Shares:

During the year ended December 31, 2007, the Company issued 27,138 units at US$3.00 per unit for total proceeds of $95,930 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$6.00 per share until March 9, 2009.

During the year ended December 31, 2007, the Company issued 33,334 units at US$1.50 per unit for total proceeds of $51,860 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$1.50 per share until August 24, 2009.

No value was attributed to the share purchase warrant contained in the units.

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2006	33,333	$24.00
Issued	60,472	$3.52
Expired	(33,333)	$24.00

Outstanding, December 31, 2007	60,472	$3.52

There was no share purchase warrant activity during the year ended December 31, 2008.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 10

Note 6	Share Capital – (cont’d)

Share Purchase Warrants:

At December 31, 2008, there were 60,472 share purchase warrants outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

27,138	US$6.00	* March 5, 2009
33,334	US$1.50	August 24, 2009

60,472

* Subsequent to December 31, 2008, a total of 27,138 share purchase warrants expired unexercised.

Stock-based Compensation Plan

Effective September 9, 2008, the Company amended their stock option plan to grant stock options up to a total of 10% of the issued and outstanding common shares of the Company on the date of issue. Stock option vest as specified by the Plan Administrator at the time of grant.

On March 5, 2007, the Company re-priced 40,000 options from US$10.50 to US$6.00 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On August 24, 2007, the Company re-priced 26,667 options from US$6.00 to US$1.50 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On September 5, 2007, the Company granted 40,000 stock options exercisable at US$1.50 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 11

Note 6	Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of stock option plan activity for the years ended December 31, 2008 and 2007 is presented below:

	Year ended		Year ended
	December 31,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	42,500	US$1.50	40,000	US$10.50
Granted	-	-	106,667	US$3.30
Exercised	-	-	(24,167)	US$1.50
Cancelled	(42,500)	US$1.50	(80,000)	US$7.50

Outstanding, end of year	-	-	42,500	US$1.50

Exercisable, end of year	-	-	22,500	US$1.50

There were no stock options granted during the year ended December 31, 2008.

The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	2008	2007

Expected dividend yield	-	0%
Expected stock price volatility	-	123%
Risk-free interest rate	-	4.03%
Expected life of options	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2007 was $1.20 (2006: $7.20).

Stock-based compensation expense for the year ended December 31, 2008 was ($447) representing the unvested portion of cancelled stock options previously amortized (2007: $146,994; 2006: $132,655).

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 12

Note 7	Related Party Transactions

The Company incurred the following charges by directors, former directors, officers and former officers of the Company or by companies with directors or former directors in common with the Company during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Accounting fees	$ 5,000	$ 14,590	$ 5,000
Management fees	22,000	72,346	40,777
Stock based compensation	(447)	146,994	132,655

	$ 26,553	$ 233,930	$ 178,432

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $525 (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8	Income Taxes

A reconciliation of the income tax provision computed at Canadian statutory income tax rates to the reported income tax provision is as follows:

	2008	2007

Statutory tax rate	33.5%	34%

Loss before income taxes	$ (170,270)	$ (602,917)

Expected income tax recovery	57,040	204,992
Effect on income taxes of:
Non-deductible stock-based compensation	150	(49,978)
Non-deductible portion of capital losses	(131,241)	-
Mineral properties written off	-	(79,873)
Capital gains taxed at higher rates	(697)
Other	201,651	-
Change in enacted rates	(101,443)	-
Valuation allowance	(25,460)	(75,141)

Income tax provision	$-	$-

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 13

Note 8	Income Taxes – (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Future income tax assets:
Non-capital losses	$ 247,256	$ 228,672
Capital losses	113,612	-
Tax value of mineral properties in excess of accounting value	233,681	340,417
Valuation allowance	(594,549)	(569,089)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

At December 31, 2008, the Company has accumulated non-capital losses totalling $852,604, which are available to reduce taxable income of future years. The non-capital losses expire as follows:

2026	$ 421,714
2027	254,005
2028	176,885

$ 852,604

The Company has capital losses of $783,532 which can be carried forward indefinitely to reduce future capital gains.

The Company has Canadian and Foreign Development and Exploration Expenditures of $828,322 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 14

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements

Changes in Accounting Policy

Effective on January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which replaced Section 3861 “Financial Instruments – Disclosure and Presentation”. These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, “Accounting Changes”, to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”, to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to provide revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 15

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements – (cont’d)

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, to establish standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard is unlikely to have a significant impact on the Company’s financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

Note 10	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders’ equity in its management of capital.

As at December 31, 2008, the Company had capital resources consisting of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 16

Note 11	Financial Instruments and Risk

Financial Instruments

As at December 31, 2008, the Company’s financial instruments consist of cash, accounts payable, advances payable and loans payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash as held-for-trading, other receivable as other financial assets, advances and loans payable as loans and its accounts payable and accrued liability as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company has transactions in US dollars (“US$). Accordingly, the Company is exposed to foreign currency risk in respect to these transactions. The Company has not undertaken hedging activities to mitigate this risk. At December 31, 2008, the Company had cash of $91 (US$91), advances payable of $195,648 (US$160,000) and loans payable of $76,833 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 17

Note 12	Disposition and Dissolution of Subsidiaries

On December 2, 2008, the Company sold all outstanding shares of its wholly owned subsidiary, Compania Minera P.A.M., S.A. de C.V., for proceeds of $1 cash, resulting in a gain on disposition of $8,250. The net assets disposed of are as follows:

Net current assets	$7,906
Net current liabilities	(16,157)
Net liabilities	(8,251)
Proceeds of dispositions	1
Gain on disposition	$8,250

Effective April 14, 2008, the Company dissolved Pan American Gold Corporation (“US Subsidiary”). The US Subsidiary was inactive and as a result there was no material gain or loss on dissolution.

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

Resource Properties

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property exploration and development are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 18

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2008	2007	2006

Net loss per Canadian GAAP	$ (170,270)	$ (602,917)	$ (290,284)
Mineral properties written off	-	234,920	11,574
Mineral property costs expensed	(2,016)	(78,722)	(152,670)

Net loss per US GAAP	$ (172,286)	$ (446,719)	$ (431,380)

Basic and diluted loss per share per US GAAP	$ (0.14)	$ (0.37)	$ (0.37)

Balance Sheets

Total assets per Canadian GAAP	$ 57,072	$ 35,985
Decrease in mineral properties due to expensing of mineral property costs	(22,525)	(20,509)

Total assets per US GAAP	$ 34,547	$ 15,476

Total liabilities per Canadian and US GAAP	$ 327,554	$ 135,750

Stockholder’s deficiency per Canadian GAAP	$ (270,482)	$ (99,765)
Cumulative mineral properties adjustment	(22,525)	(20,509)

Stockholder’s deficiency per US GAAP	$ (293,007)	$ (120,274)

Statements of Cash Flows

Operating Activities per Canadian GAAP	$ (138,990)	$ (214,112)	$ (367,124)
Deferred exploration and acquisition costs	(2,016)	(78,722)	(152,670)

Operating Activities per US GAAP	$ (141,006)	$ (292,834)	$ (519,794)

Financing Activities per Canadian and US GAAP	$ 167,790	$ 176,812	$ 648,929

Investing Activities per Canadian GAAP	$ (3,113)	$ (78,722)	$ (164,809)
Deferred Exploration	2,016	78,722	152,670

Investing Activities per US GAAP	$ (1,097)	$ -	$ (12,139)

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 19

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements

US GAAP

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 20

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements- (cont’d)

FAS 160, Non-controlling Interests - In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51 (“SFAS No.160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement did not have a material effect on the Company’s f/s.

Newcastle Resources Ltd.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(Stated in Canadian Dollars) – Page 21

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements- (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company’s future reported financial position or results of operations.

Note 14	Subsequent Event

On April 14, 2009, the Company entered into an option and purchase agreement with another public company (the “Purchaser”) to option its 100% interest in the Lennie Property. For this option, the Company will receive $400,000 and 160,000 common shares of the Purchaser over a period of three years, including $100,000 (received) and 40,000 shares on signing of a formal option agreement.  A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty. One-third (1% NSR) can be purchased by the purchaser at any time for the sum of $1,000,000. In addition, the Purchaser has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2008

The following management discussion and analysis (“MD&A”) of the financial position and results of operations of Newcastle Resources Ltd. (the “Company”) for the year ended December 31, 2008 includes information up to and including April 30, 2009 and should be read in conjunction with the audited annual consolidated financial statements for the years ended December 31, 2008, 2007 and 2006. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the consolidated financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

The Company was incorporated under the laws of the Province of Ontario on April 24, 1967. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. Our common shares trade on the OTC Bulletin Board under the trading symbol “NCSLF”.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. (“PAM”) was declared inactive by the Mexican registrar of companies.

On November 21, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle

Resources Ltd. and effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.

On December 2, 2008, the Company disposed of the shares of its wholly-owned Mexican subsidiary, PAM.

The Company is in the business of acquiring, exploring and developing (when appropriate) resource properties.

Overall Performance

The Lennie Property

The Company has maintained its 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada. In addition to the surface rights, the Company owns ten patented claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks. Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.

On April 14, 2009, the Company entered into an option and purchase agreement with another public company (the “Purchaser”) to option its 100% interest in the Lennie Property. For this option, the Company will receive $400,000 and 160,000 common shares of the Purchaser over a period of three years, including $100,000 (received) and 40,000 shares on signing of the agreement.  A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty. One-third (1% NSR) can be purchased by the Purchaser at any time for the sum of $1,000,000. In addition, the Purchaser has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

The last exploration to occur on the Lennie property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the spring to test these potential faults as well as other targets.

The Huicicila Property

In 2006 and 2007, the Company’s focus was the Huicicila property located in Nayarit State, Mexico. This property was abandoned during the year ended December 31, 2007.

In May 2006, we commenced evaluation of the Huicicila property in Nayarit State, Mexico. After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR, by completing the following:

Year 1:

Payment of US$20,000 (paid) at the beginning of the option period and a second payment of US$40,000 six months later. Pan American was to complete fieldwork commitments of US$100,000 (paid) on direct exploration of the property. The due date for the second payment was extended until May 12, 2007.

Year 2:	Payment of US$120,000 on the anniversary date of the option period and fieldwork commitments of US$200,000 to be completed.
Year 3:	Payment of US$170,000 on the anniversary date of the option period and fieldwork commitments of US$300,000 to be completed.
Year 4:	Payment of US$750,000 of which, at the discretion of the Company, up to 50% can be payable in shares of the Company.

In October 2006, we executed a definitive option agreement for the Huicicila property through the Company’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

In fiscal 2007, the Company decided to dispose of its interest in Huicicila property based on difficulty in securing financing. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

Restructuring Plan

The Company is continuing with its restructuring plan which included the name change to Newcastle Resources Ltd., the one-for-thirty share consolidation and the private placement of up to 10,000,000 post consolidation shares at US$0.05 per share, all of which were approved by the Company’s shareholders at its annual and special meeting on September 9, 2008. The Company is currently developing its list of shareholders to raise the US$500,000 contemplated in the private placement and anticipates that the placement will close in mid 2009.

The Company will continue to review opportunities in the resource sector with a view to acquiring a new project or projects capable of attracting additional financing and increasing shareholder value.

Management Changes

On February 15, 2008, Denny Roman resigned from the board of directors. Mr. Roman was replaced by Brent Petterson. Mr. Petterson is a Certified General Accountant with fifteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp. and is the CFO of Pacific Coast Nickel Corp.

On March 13, 2008, Giovanni Lopez resigned from the board of directors. Mr. Lopez was replaced by John Toljanich. Mr. Toljanich is a retired businessman with extensive experience as a director of public resource and energy companies.

On May 9, 2008, Steve Bajic resigned from the board of directors and from his position President and CEO of the Company. In addition, Martin Bajic resigned his position as CFO of the Company. Steve Bajic was replaced on the board of directors by Roy Brown. Mr. Brown is currently working as a consultant to Zena Capital Corp., a public company involved in barite mining in British Columbia, Canada. Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital. John Toljanich replaced Steve Bajic as President and CEO of the Company. Brent Petterson replaced Martin Bajic as CFO of the Company.

As a result of the above resignations, all outstanding stock options to prior management were cancelled. No new options have been granted.

Selected Annual Information

	2008	2007	2006
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(170,270)	(602,917)	(290,284)
Per share	$ (0.14)	$ (0.50)	$ (0.25)
Income (loss) after discontinued operations and extraordinary items
Total	(170,270)	(602,917)	(290,284)
Per share	$ (0.14)	$ (0.50)	$ (0.25)
Total Assets	57,072	35,985	307,117
Long Term Liabilities	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Results of Operations

General and administrative expenses for the year ended December 31, 2008 decreased to $135,915 from $373,800 in the prior year. The Company’s decreased activity in exploration and in general operations caused expenses to decrease in virtually all categories. The largest decrease was in stock based compensation expense as there were no options granted or vested during the current year. The Company was undergoing a corporate reorganization during 2008 and the only expenses that increased were legal and transfer agent, both as a result of the reorganization.

Cash used in operations during the year ended December 31, 2008 was $138,990 compared to $214,112 used in operations in the prior year notably due to decreases in operating expenses as described above.

Investor Relations

The Company terminated its investor relations agreement with 314 Finance Corp. on April 1, 2007. The contract called for payments of US$5,000 per month. The Company did not replace 314 Finance Corp. subsequent to the termination of the contract and currently has no investor relations commitments.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2008	2008	2008	2008	2007	2007	2007	2007
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$61,144	$41,334	$23,980	$ 43,812	$74,848	$122,603	$64,805	$340,661
Per share	$(0.05)	$(0.03)	$(0.02)	$(0.04)	$(0.06)	$(0.10)	$(0.05)	$(0.29)
Per share, fully diluted	$(0.05)	$(0.03)	$(0.02)	$(0.04)	$(0.06)	$(0.10)	$(0.05)	$(0.29)

Liquidity and Capital Resources

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has financed its operations to date through the issuance of equity and debt. As at December 31, 2008, we had a working capital deficiency of $293,007.

During the year ended December 31, 2008, we received advances for working capital of $US160,000 which are included in current liabilities as advances payable at December 31, 2008. These advances are unsecured, non-interest bearing and have no specific terms of repayment.

Our cash reserves are not sufficient to meet our near term administrative overhead obligations and funds will be required to maintain the Lennie property and to investigate new projects. Additional advances or equity financings will be required. The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share in the near future however there is no assurance that the Company will be able to obtain the financing.

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 33,334 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$1.50 until August 24, 2009.

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 27,138 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$6.00 until March 5, 2009.

Off Balance Sheet Arrangements

None.

Transactions with Related Parties

The Company incurred the following charges by directors, former directors, officers and former officers of the Company or by companies with directors or former directors in common with the Company during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Accounting fees	$ 5,000	$ 14,590	$ 5,000
Management fees	22,000	72,346	40,777
Stock based compensation	(447)	146,994	132,655

	$ 26,553	$ 233,930	$ 178,432

Accounts payable and accrued liabilities includes $525 (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Fourth Quarter

Transactions for the fourth quarter were consistent with transactions during the first three quarters except that the decline in the Canadian dollar during the quarter was responsible for a $36,675 foreign exchange loss on advances payable in US dollars.

Proposed Transactions

The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share.

Critical Accounting Estimates

We have adopted amortization policies, which, in the opinion of management, are reflective of the estimated useful lives less abandonment costs, if any, of our assets. We have not currently recorded any amounts in respect of these policies.

In addition, we are capitalizing costs related to the development and furtherance of resource properties. The recovery of those costs will be dependent on our ability to discover and develop economic reserves. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes option valuation model in calculating stock based compensation expense. The model requires that estimates be made of option life and stock price volatility and the ensuing results could vary significantly if changes are made in these assumptions.

Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies

Effective on January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which replaced Section 3861 “Financial Instruments – Disclosure and Presentation”. These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, “Accounting Changes”, to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”, to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, to establish standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to provide revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

International Financial Reporting Standards (“IFRS”)

The Company will be required to report utilizing IFRS effective on January 1, 2011. In order to accomplish this, the Company will need to have a comparative statement prepared utilizing IFRS available for January 1, 2010. Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet.

Our CFO is beginning to familiarize himself with IFRS. In addition, our audit committee will determine whether additional training for our directors and officers is necessary.

During the remainder of 2009, we will determine which International Accounting Standards will affect our financial statements and if there are any choices to be made in the adoption of the new standards.

Financial Instruments

As at December 31, 2008, the Company’s financial instruments consist of cash, accounts payable and accrued liabilities, advances payable and loans payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash as held-for-trading, other receivables as other financial assets, advances and loans payable as loans and its accounts payable and accrued liabilities as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denominated in US dollars (“US$”). A significant change in the currency exchange rate between the Canadian dollar and the US$ could have a significant effect on the Company’s results of operations, financial position and/or cash flows. In addition, the Company has transactions in US dollars. Accordingly, the Company is exposed to foreign currency risk in respect to these transactions. The Company has not undertaken hedging activities to mitigate these risks. At December 31, 2008, the Company had cash of $111 (US$91), advances payable of $195,648 (US$160,000) and loans payable of $76,833 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Outstanding Share Data

Issued and Outstanding

At December 31, 2008 and April 30, 2009, there were 1,258,875 common shares issued and outstanding.

Stock-based Compensation Plan

At December 31, 2008 and April 30, 2009, there were no stock options outstanding.

Share Purchase Warrants

At December 31, 2008, there were 60,472 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

27,138	US$6.00	March 5, 2009
33,334	US$1.50	August 24, 2009

60,472

At April 30, 2009, there were 33,334 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held at US$1.50 until August 24, 2009.

Risks and Uncertainties

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

General Risk Associated with the Mining Industry

The Company is engaged in the exploration for and development of mineral deposits. We do not have defined mineral resources or reserves on any of our resource properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most importantly, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. Some other factors that affect the financial viability of a given mineral deposit include government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations. Management attempts to mitigate its exploration risk by maintaining a diversified portfolio and a strategy of possible joint ventures with other resource companies which balances risk while at the same time allowing properties to be advanced.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals are intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Form 52-109FV1

Certification of Annual Filings

Venture Issuer Basic Certificate

I, John Toljanich, Chief Executive Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together, the “annual filings”) of Newcastle Resources Ltd. (the “issuer”) for the financial year ended December 31, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

“John Toljanich”

_______________________

John Toljanich

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

Certification of Annual Filings

Venture Issuer Basic Certificate

I, Brent Petterson, Chief Financial Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together, the “annual filings”) of Newcastle Resources Ltd. (the “issuer”) for the financial year ended December 31, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

“Brent Petterson”

_______________________

Brent Petterson

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: June 4, 2009